Filed Pursuant to Rule 424(b)(3)

File No. 333-148548

Cougar Biotechnology, Inc.

3,000,000 Shares

Common Stock

The selling stockholders identified on pages 17 - 20 of this prospectus are offering on a resale basis a total of 3,000,000 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “CGRB.” On January 24, 2008, the closing sale price for our common stock as reported on the Nasdaq Global Market was $28.80.

The securities offered by this prospectus involve a high degree of risk.

See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2008.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus before making an investment decision. All references in this prospectus to “Cougar,” “we,” “us” and “our” refer to Cougar Biotechnology, Inc.

Cougar Biotechnology, Inc.

We are a development stage biopharmaceutical company based in Los Angeles, California that in-licenses and develops novel therapeutics for the treatment of cancer. Our strategy is to license technologies that have previously been tested in clinical trials, enabling us to obtain an initial indication of the drug’s safety and biological activity in humans before committing capital to the drug’s development.

Our Product Candidates

We currently own the rights to three clinical stage oncology drug candidates. We have attracted a management team, Board of Directors and Scientific Advisory Board experienced in biotechnology, pharmaceuticals and cancer treatment.

CB7630 (abiraterone acetate)

In April 2004, we licensed the exclusive worldwide rights to CB7630 (abiraterone acetate) from BTG plc., a British corporation. CB7630 is an orally active targeted inhibitor of the steroidal enzyme 17a-hydroxylase/C17,20 lyase, which is involved in testosterone production. In preclinical studies, CB7630 has demonstrated the ability to selectively inhibit the target enzyme, reducing levels of testosterone production in both the adrenals and the testes that is believed to stimulate the growth of prostate cancer cells.

Phase I trials of CB7630 have been performed by the Centre for Cancer Therapeutics, The Institute of Cancer Research (Sutton, United Kingdom), and The Royal Marsden NHS Trust (Sutton, United Kingdom). The data from these clinical studies appears to indicate that CB-7630 can successfully inhibit testosterone production and has an acceptable safety profile for a cancer drug. The results from these Phase I studies of CB7630 were published in the British Journal of Cancer in June 2004. In December 2005, we initiated a Phase I/II trial of CB7630 for the treatment of advanced prostate cancer. The Phase I/II trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden Hospital in the United Kingdom. This clinical trial is an open-label, dose-escalating study to evaluate safety and efficacy administered as a second-line hormonal agent to chemotherapy-naïve hormone refractory patients with rising prostate-specific antigen, or PSA, levels.

We initiated a Phase I trial of CB7630 as a second line hormonal agent for advanced prostate cancer patients that have failed treatment with first line hormone therapy at the University of California San Francisco Comprehensive Cancer Center, or UCSF, in May 2006. In December 2006, we also initiated two Phase II trials of CB7630. The first trial is evaluating the efficacy of CB7630 as a second-line hormonal agent in patients with hormone refractory, chemotherapy naïve, prostate cancer. This trial is being conducted at The Institute for Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom. The second trial is evaluating the efficacy of CB7630 in patients with advanced prostate cancer that have failed treatment with first line chemotherapy (e.g., Taxotere). The trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom as well as at Memorial Sloan-Kettering Cancer Center and the UCSF in the United States. In June 2007, we initiated a second Phase II trial of CB7630 that will evaluate the efficacy of CB7630 given in combination with prednisone in patients with advanced prostate cancer that have failed treatment with first line chemotherapy (e.g., Taxotere). The trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom and at a number of centers in the United States, including Memorial Sloan-Kettering Cancer Center and UCSF.

We are planning additional clinical studies relating to CB7630, and will require additional financing to complete development of CB7630.

CB3304 (noscapine)

In March 2004, we licensed from Emory University the exclusive worldwide rights to CB3304 (noscapine), an orally active alkaloid derived from opium, which we believe has potential applications in the treatment of a number of tumor types where tubulin inhibitors are known to have activity, including non-Hodgkin’s lymphoma, or NHL, multiple myeloma, breast cancer, lung cancer, ovarian cancer and prostate cancer. A Phase I trial of CB3304 in patients with relapsed or refractory NHL was completed at the University of Southern California Norris Comprehensive Cancer Center. In December 2005, we announced results from preclinical experiments that we believe demonstrate the effectiveness of CB3304 for the treatment of NHL and multiple myeloma and that warrant our continued development of the drug in hematological malignancies.

In December 2007, we initiated a Phase I trial of CB3304 in patients with refractory multiple myeloma. This clinical trial is an open-label, dose escalating study designed to evaluate safety and efficacy of CB3304. The trial is being conducted at Weill Cornell Medical College and Columbia Presbyterian Medical Center. We will require additional financing to complete development of CB3304.

CB1089 (seocalcitol)

In June 2005, we exclusively licensed from LEO Pharma A/S, a Danish corporation, the worldwide rights to CB1089 (seocalcitol), a synthetic vitamin D analog, that we believe can be used in combination with chemotherapy for prostate cancer patients. Pre-clinical studies in prostate cancer have shown that CB1089 is a more potent anti-cancer drug than calcitriol, which may result in better efficacy when used in combination therapy to treat prostate cancer as opposed to calcitriol. We anticipate beginning clinical trials of CB1089 in prostate cancer in 2008. We will require additional financing to complete development of CB1089.

Corporate Information

We were incorporated in Delaware in May 2003. On April 3, 2006, we acquired SRKP 4, Inc., a Delaware corporation, in a “reverse merger” transaction whereby a wholly-owned subsidiary of SRKP 4 merged into Cougar, with Cougar remaining as the surviving corporation and wholly-owned subsidiary of SRKP 4. In accordance with the terms of the merger, our outstanding common stock and preferred stock automatically converted into shares of SRKP common stock and preferred stock, respectively, at a conversion ratio of 0.38411 to one. Shortly after the merger, we completed a short-form merger with SRKP, whereby we merged with and into SRKP, with the resulting corporation being named “Cougar Biotechnology, Inc.”

Our executive offices are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024. Our telephone number is (310) 943-8040. Our website is www.cougarbiotechnology.com. None of the information on our Internet site is part of this prospectus.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 6 of this prospectus.

The Offering

The selling stockholders identified on pages 17 - 20 of this prospectus are offering on a resale basis a total of 3,000,000 shares of our common stock, all of which were initially sold by us to the selling stockholders in connection with our December 2007 private placement.

Common stock offered	3,000,000 shares

Common stock outstanding after the offering (1)	20,530,789 shares

Nasdaq Global Market ticker symbol	CGRB

(1)	Based on the number of shares outstanding as of January 24, 2008, not including 3,058,265 shares issuable upon exercise of various warrants and options to purchase common stock.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus, including the documents incorporated by reference into this prospectus, and consider the following risk factors:

Risks Relating to our Business

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues. Until, and unless, we receive approval from the U.S. Food and Drug Administration, or FDA, and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are CB7630, CB3304, CB6604, the noscapine analogs and CB1089, and none of these products is approved by the FDA for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand and, potentially, future offerings. Currently, we believe we have cash on hand to fund our operations through December 2010. However, changes may occur that would consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional candidates and changes in regulation.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2006, we had a net loss of approximately $11.9 million and from our inception in May 2003 through September 30, 2007, we have incurred a net loss of approximately $49.4 million. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for our product candidates;

•	seek regulatory approvals for our product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company and have not demonstrated an ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical and clinical development of our product candidates;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology, undertaking pre-clinical studies of our product candidates and undertaking clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our common stock.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate, we will not be able to sell our product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089), or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We may never obtain regulatory clearance for any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089). Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidates for sale outside the United States.

Our success depends on our ability to enhance our existing pipeline of product candidates through the in-license or other acquisition of products in clinical development. If our business development efforts are not successful, our ability to achieve profitability will be negatively impacted.

Our current product portfolio consists of three drug candidates that are in the clinical stages of development. We intend to continue to expand our current portfolio and in-license or acquire additional products that are currently in clinical development. If we are not successful in acquiring products that are currently in clinical development, then we will be dependent upon our ability to raise financing for, and the successful development and commercialization of, our current product candidates.

Many other large and small companies within the pharmaceutical and biotechnology industry seek to establish collaborative arrangements for product research and development, or otherwise acquire products in later-stage clinical development, in competition with us. We face additional competition from public and private research organizations, academic institutions and governmental agencies in establishing collaborative arrangements for products in later-stage clinical development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand our pipeline through the in-license or acquisition of compounds.

While it is not feasible to predict the actual cost of acquiring additional product candidates, the cost of licensing drugs that are in the clinical stages of development is generally significantly higher than the costs of licensing drugs that have not yet entered clinical development (preclinical drugs). Moreover, we expect that any product candidates we acquire will require significant additional development and other efforts prior to obtaining commercialization, if we ever commercialize any such product. The cost of licensing additional clinical stage drugs and completing the development necessary could be substantial and we may need to raise additional financing or issue additional equity securities, either of which may further dilute existing stockholders, in order to acquire and further development of such new products.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of later-stage clinical development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates.

Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address. If we are unable to address such previously unidentified risks in a timely manner, we may be required to discontinue our development of one or more of our product candidates, and our business and results of operations will be harmed.

We will need to seek additional sources of financing, which may not be available on favorable terms, if at all.

If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical studies and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

Many of our product candidates are in early stages of clinical trials and will require extensive pre-clinical testing and clinical testing. If we are unsuccessful in obtaining regulatory approval for any of our product candidates, we may be required to delay or abandon development of such product candidate.

Other than CB7639, our other product candidates (CB3304, including the noscapine analogs, CB6604 and CB1089) are in early stages of development and will require substantial additional pre-clinical and clinical testing. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for any of our product candidates or whether any such NDA will be accepted. In the event we do not receive regulatory approval for any of our product candidates, we will be required to delay or terminate development of such product candidate.

Clinical trials are very expensive, time-consuming and difficult to design and implement. If clinical trials for any of our product candidates don’t provide positive results, we may be required to abandon or repeat such clinical trials.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug, or IND, submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development of such product candidates altogether.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results. In addition, the initial clinical trial for CB7630 was performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA and other regulatory agencies.

If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept and use it. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

We are dependent upon third-party researchers and developers in the development of our product candidates, and such parties are, to some extent outside of our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our intention to rely exclusively on third parties to formulate and manufacture our product candidates expose us to a number of risks that may delay the testing, development, regulatory approval and commercialization of our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We currently have no agreements for the commercial scale manufacture of our product candidates. We intend to enter into agreements with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our current product candidates or any product candidates we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•

Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, such as CB7630, CB3304, CB6604, the noscapine analogs and CB1089, should we obtain regulatory approval for such drugs, will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we hold certain exclusive patent rights, including rights under U.S. patent Nos. 5,604,213, 5,618,807, 6,376,516, 6,673,814, 7,090,853, 5,190,935, 6,310,226 and U.S. patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such drug. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our principal scientific, regulatory and medical advisors. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months, we expect to hire up to nine new employees devoted to research and development and three new employees to regulatory and quality assurance. We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $1,950,000.

We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

Certain of our license agreements require payments in foreign currencies and are subject to exchange rate fluctuations.

Our license agreement with BTG International, LTD for the in-license of CB7630 requires the payment of license maintenance fees and milestone payments, if any, in British pounds. Additionally, it is possible that we will enter into license agreements for future product candidates that require payments in currencies other than the U.S. dollar. Fluctuations in exchange rates, in particular between the U.S. dollar and other currencies, may affect the actual amounts of these payments and potentially may be in excess of the amounts we have budgeted for payment of these fees and other payments.

A substantial stockholder possesses a significant portion of our voting power and could exert significant control over our management and direction.

As of December 31, 2007, Horizon BioMedical Ventures, LLC held approximately 15.5% of our common stock based on recent filings made with the Securities and Exchange Commission. Additionally, the managing member of Horizon BioMedical Ventures is Dr. Lindsay A. Rosenwald, who was a director of our Company until July 18, 2007. As a result of their significant holding, Horizon BioMedical Ventures has the ability to exert considerable influence over our management and direction and affairs through the election and removal of our board of directors, and all other matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets.

We are contractually obligated to one of our directors to pay bonuses in the event of certain in-licenses of potential products, which may present a conflict of interest.

Pursuant to our scientific advisory agreement with Dr. Arie S. Belldegrun, a director, we have agreed to pay a cash bonus to Dr. Belldegrun in the event we acquire a new technology and Dr. Belldegrun plays a certain role in such acquisition, which determination would be made by the disinterested members of our board of directors. We have agreed to pay a bonus if Dr. Belldegrun introduces the technology to us or actively participates in the evaluation process of a new technology that we subsequently acquire. The payment of a qualifying bonus would likely come within a short period of time after in-licensing, after which time we will likely be required to expend a significant amount of time and funds towards the testing and development of such technology before determining its scientific or economic viability. It is possible that we will obtain regulatory approval for only a small percentage, if any at all, of the technologies we acquire through the assistance of Dr. Belldegrun. The payment of a bonus at a time before we can fully determine the potential success of the product candidate creates a financial incentive for Dr. Belldegrun to assist us in obtaining licenses for product candidates that may not ultimately satisfy our goals, and creates a potential conflict of interest on the part of Dr. Belldegrun.

Risks Relating to this Offering

Our stock price may be particularly volatile because we are a drug development company.

The market prices for securities of biotechnology companies in general, and early-stage drug development in particular, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the development status of our drug candidates, including results of our clinical trials for CB7630, CB3304, and CB1089;

•	market conditions or trends related to biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products, or other material events by our competitors or us;

•	disputes or other development concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects, or stock price by the financial and scientific press and online investor communities such as chat rooms;

•

public concern as to, and legislative action with respect to, testing or other research areas of biopharmaceutical companies, the pricing and availability of prescription drugs, or the safety of drugs;

•	regulatory developments in the United States or in foreign countries; and

•	economic and political factors.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become subject this type of litigation, which is often extremely expensive and diverts management’s attention.

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading in our common stock, which is currently conducted on the Nasdaq Global Market, has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist as a result of our becoming a public reporting company through a “reverse merger.” Security analysts of major brokerage firms may not provide coverage of Cougar.

Because we became public through a reverse merger, there is less incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to provide analyst coverage of Cougar in the future.

The resale of shares offered by this prospectus could adversely affect the market price of our common stock in the public market, should one develop, which result would in turn negatively affect our ability to raise additional equity capital.

As of January 24, 2008, we had outstanding 20,530,789 shares of common stock. The sale, or availability for sale, of common stock in the public market pursuant to this prospectus may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities.

We have never paid dividends on our common stock and do not intend to do so for the foreseeable future.

We have never paid dividends on our common stock and we do not anticipate that we will pay any dividends on our common stock for the foreseeable future. Accordingly, any return on an investment in our common stock will be realized, if at all, only when you sell shares of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Except as otherwise required by law, we undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 3,000,000 shares of common stock which were originally issued by us in connection with our December 2007 private placement. The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of January 4, 2008 and after giving effect to this offering, except as otherwise referenced below.

Selling Stockholder	Shares Beneficially Owned Before Offering	Number of Shares Offered by Selling Stockholder	Percentage Beneficial Ownership of Voting Securities After Offering
Adage Capital Partners, L.P. (1)	1,919,935	250,000	8.1
Boxer Capital (2)	209,233	69,000	*
Brookside Capital Partners Fund, LP (3)	915,847	175,000	3.6
Delaware Management Business Trust FBO Roszel/Delaware Trend Portfolio, a Series of the MLIG Variable Insurance Trust (4)	7,300	7,300	—
Delaware Management Business Trust FBO Tax-Managed Small Cap Fund, a series of SEI Institutional Managed Trust (4)	11,400	11,400	—
Delaware Management Business Trust FBO Small/Mid Cap Equity Fund, a series of SEI Institutional Investments Trust (4)	39,300	39,300	—
Delaware Management Business Trust FBO MML Emerging Growth Fund, a series of MML Series Investment Funds (4)	1,600	1,600	—
Delaware Management Business Trust FBO MassMutual Select Emerging Growth Fund, a series of MassMutual Select Funds (4)	8,700	8,700	—
Delaware Management Business Trust FBO Small Cap Fund, a series of SEI Institutional Managed Trust (4)	20,400	20,400	—
Delaware Management Business Trust FBO Small Cap Growth Fund, a series of SEI Institutional Managed Trust (4)	21,000	21,000	—
Delaware Smid-Cap Growth Equity Portfolio, a series of Delaware Pooled Trust (4)	600	600	—
Delaware Small Cap Growth Equity Portfolio, a series of Delaware Pooled Trust (4)	3,700	3,700	—
Delaware VIP Trend Series, a series of Delaware VIP Trust (4)	114,800	114,800	—
Delaware Trend Fund, a series of Delaware Group Equity Funds III (4)	177,900	177,900	—
Delaware Management Business Trust FBO Capital Opportunities Fund, a series of PNC Funds (4)	19,000	19,000	—
Delaware Small Cap Growth Fund, a series of Delaware Group Equity Funds III (4)	5,300	5,300	—
Fidelity Mount Vernon Street Trust: Fidelity Growth Company Fund (5)	890,205	280,927	3.0
Fidelity Securities Fund: Fidelity OTC Portfolio (5)	968,145	69,347	4.4
Fidelity Select Portfolios: Health Care Portfolio (5)	42,207	16,307	*
Fidelity Contrafund: Fidelity Advisor New Insights Fund (5)	693,961	71,461	3.0
Fidelity Central Investment Portfolios LLC: Fidelity Health Care Central Fund (5)	16,126	6,226	*

Selling Stockholder	Shares Beneficially Owned Before Offering	Number of Shares Offered by Selling Stockholder	Percentage Beneficial Ownership of Voting Securities After Offering
Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund (5)	13,326	5,126	*
Variable Insurance Products Fund IV: Health Care Portfolio (5)	1,506	606	*
SMALLCAP World Fund, Inc. (nominee name: Clipperbay & Co.) (6)	1,000,000	1,000,000	—
T. Rowe Price Health Sciences Fund, Inc. (7)	621,200	71,200	2.7
T. Rowe Price Health Sciences Portfolio, Inc. (7)	5,800	900	*
TD Mutual Funds-TD Health Sciences Fund (7)	58,550	6,400	*
VALIC Company I - Health Sciences Fund (7)	58,000	6,500	*
John Hancock Trust - Health Sciences Trust (7)	72,916	8,800	*
T. Rowe Price New Horizons Fund, Inc. (7)	148,000	148,000	—
City of New York Deferred Compensation Plan - NYC 457/401K Small Cap Account (7)	4,000	4,000	—
T. Rowe Price New Horizons Trust (7)	4,200	4,200	—
UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited (8)	37,950	37,950	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited (9)	36,053	36,053	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited (10)	1,897	1,897	—
American Bar Association Members Retirement Trust and the American Bar Association Members Pooled Trust for Retirement Plans (nominee: PIRATEHOOK & CO) (11)	4,900	4,900	—
Colonial First State Global Health and Biotechnology Fund (nominee: Gerlack & Co.) (11)	5,300	5,300	—
Goldman Sachs JBWere Global Health & Biotech Pooled Fund (nominee: Hare & Co.) (11)	6,200	6,200	—
CIBC US Small Companies Fund (nominee: Mac & Co.) (11)	4,400	4,400	—
AXA Premier VIP Health Care Portfolio (nominee: Cudd & Co.) (11)	23,700	23,700	—
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Small Cap 2000 Portfolio (nominee: FINWELL & CO.) (11)	12,400	12,400	—
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Small Cap 2000 Portfolio (nominee: GLASSWIND & CO.) (11)	6,100	6,100	—
The Hartford Global Health Fund (nominee: SNOWYMAST & CO.) (11)	154,600	154,600	—
McKesson HBOC, Inc. Profit-Sharing Investment Plan (nominee: FLAPPER & CO.) (11)	1,500	1,500	—
Hartford Global Health HLS Fund (nominee: SNOWYLIGHT & CO.) (11)	66,200	66,200	—
USAA Science & Technology Fund (nominee: WINDSAIL & CO.) (11)	13,800	13,800	—
Totals		3,000,000

*	Less than 1%

(1)	Adage Capital Management, LP, a Delaware limited partnership, serves as the general partner of Adage Capital Partners, L.P., and as such has discretion over the portfolio securities beneficially owned by the selling stockholder, including those held by CUSTRUST, a custodian for Adage Capital Partners, L.P. Adage Capital Partners GP, LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

(2)	Andrew Gitkin and Shehan Dissanayake are the managing members of Boxer Capital LLC, and as such each may be deemed to share voting or investment control over these securities.

(3)	Domenic Ferrante, as the sole managing member of Brookside Capital Management, LLC (“BCM”), BCM, as the sole general partner of Brookside Capital Investors, L.P. (“BCI”), and BCI, as the sole general partner of Brookside Capital Partners Fund, L.P., may each be deemed to share voting or investment control over the shares of common stock held by Brookside Capital Partners Fund, L.P.

(4)	Lincoln National Corporation is the ultimate parent of Delaware Management Holdings, Inc., which is a parent of Delaware Management Business Trust. Certain entities in the Lincoln Financial Group are members of the NASD.

(5)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is the beneficial owner of 2,625,476 shares (including the shares offered by this prospectus) of the common stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The holdings are as of December 31, 2007. None of the selling stockholders listed above has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the selling stockholders may offer all of some portion of the above referenced security pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling stockholders upon termination of any such sale. In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since December 31, 2007 in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell all, part or none of the securities listed above.

(6)	SMALLCAP World Fund, Inc. is a registered investment company advised by Capital Research and Management Company (“CRMC”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. For purposes of the reporting requirements of the Securities Exchange Act of 1934, CRMC may be deemed to be the beneficial owner of the shares listed above; however, CRMC expressly disclaims that it is, in fact, the beneficial owner of such securities. American Funds Distributors, Inc. (“AFD”), a registered broker-dealer, is a subsidiary of CRMC. AFD was formed primarily for the limited purpose of acting as the principal underwriter of shares of funds in the American Funds family. AFD does not engage in underwriting or market-making activities involving individual securities.

(7)

T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds and accounts associated with this footnote in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed by the footnoted funds and accounts above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The T. Rowe Price Proxy Committee develops voting positions on all major corporate issues, creates guidelines, and oversees the voting process. The Proxy Committee establishes voting recommendations, which are used by the firm’s portfolio managers as voting guidelines. For the registered investment companies sponsored and managed by T. Rowe Price, the portfolio manager of each fund has ultimate responsibility for the voting decisions for proxies relating to voting securities held by the fund. Kris H. Jenner is the portfolio manager for the T. Rowe Price Health Sciences Fund, Inc., T. Rowe Price Health Sciences Portfolio, Inc., TD Mutual Funds – TD Health Sciences Fund, VALIC Company I – Health Sciences Fund and John Hancock Trust – Health Sciences Trust. John H. Laporte is the portfolio manager for the T. Rowe Price New Horizons Fund, Inc., T. Rowe Price New Horizons Trust and City of New York Deferred Compensation Plan – NYC 457/401K Small Cap. More information on T. Rowe Price’s proxy voting policies and procedures is available on the company website (http://www.troweprice.com) and in the Price Fund’s Statement of Additional Information, which is filed with the SEC. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates,

Inc., the investment adviser of the T. Rowe Price – sponsored funds identified in the table above. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities.

(8)	Jeff Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.

(9)	Andrew Martin is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited. Mr. Martin disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited.

(10)	Andrew Martin is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited. Mr. Martin disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited.

(11)	Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees, transferees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are then traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of same;

•	transactions in the over-the-counter market;

•	transactions otherwise than on exchanges or in the over-the-counter market;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell all or a portion of such shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares covered by this prospectus. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440. In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. The maximum commission or discount to be received by any broker-dealer from the sale of shares pursuant to this prospectus will not exceed eight percent (8%).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Shares Eligible For Future Sale

As of the date of this prospectus, there are 20,530,789 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three-month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule. Effective February 15, 2008, the SEC amended Rule 144 to reduce the holding periods applicable to resales of restricted securities. Specifically, non-affiliates of issuers that are subject to the reporting requirements of the Exchange Act and have filed all reports required by Section 13 or 15(d) of the Exchange Act within the 12-month period preceding a sale, may re-sell restricted securities that have been held for 6 months without any limitation. In addition, as amended, Rule 144 will also allow affiliates of reporting issuers to re-sell restricted securities held for at least 6 months, subject to limitations volume, manner of sale and notice filing limitations.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, together with any exhibits filed therewith:

•

The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12(b) of the Exchange Act, which was filed with the SEC on December 5, 2007 (File No. 001-33871);

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007 (File No. 000-51473);

•	Our Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, respectively; and

•

Our Current Reports on Form 8-K filed January 8, 2007, March 8, 2007, May 3, 2007, May 9, 2007, June 15, 2007, July 20, 2007, August 1, 2007, August 27, 2007, August 31, 2007, September 18, 2007, October 12, 2007, December 18, 2007, and December 24, 2007, respectively.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Cougar Biotechnology, Inc.

10990 Wilshire Boulevard, Suite 1200

Los Angeles, California 90024

Attention: Treasurer

(310) 943-8040

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Cougar Biotechnology, Inc. as of December 31, 2006 and 2005, and for the years then ended, and for the period from May 14, 2003 (date of inception) through December 31, 2006, incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

3,000,000 Shares

Common Stock

Cougar Biotechnology, Inc.

PROSPECTUS

January 25, 2008